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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               Edgar Online, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    279765101
                                 (CUSIP Number)

                         Midwood Capital Management LLC
                              Attn: David E. Cohen
                               One Washington Mall
                                    8th Floor
                                Boston, MA 02108
                                  617-226-2609

                                 With a copy to:

                            Peter M. Rosenblum, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                  617-832-1151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 279765101                   13D                     PAGE 2 OF 15 PAGES
--------------------------------------------------------------------------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     David E. Cohen
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power

               -----------------------------------------------------------------
  Number of    8.   Shared Voting Power
   Shares
Beneficially        1,377,290
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    1,377,290
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,377,290
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 279765101                   13D                     PAGE 3 OF 15 PAGES
--------------------------------------------------------------------------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Ross D. DeMont
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power

               -----------------------------------------------------------------
  Number of    8.   Shared Voting Power
   Shares
Beneficially        1,377,290
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    1,377,290
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,377,290
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 279765101                   13D                     PAGE 4 OF 15 PAGES
--------------------------------------------------------------------------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Management LLC
     I.R.S. Identification No. 14-1885029
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    1,377,290
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        1,377,290
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,377,290
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 279765101                   13D                     PAGE 5 OF 15 PAGES
--------------------------------------------------------------------------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Partners, L.P.
     I.R.S. Identification No. 27-0060548
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    676,912
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        676,912
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     676,912
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     2.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 279765101                   13D                     PAGE 6 OF 15 PAGES
--------------------------------------------------------------------------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Partners QP, L.P.
     I.R.S. Identification No. 42-1657728
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    700,378
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        700,378
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     700,378
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     2.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 279765101                                                 Page 7 of 15


ITEM 1. SECURITY AND ISSUER

This joint statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Edgar Online, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 50 Washington St., Norwalk, CT 06854.

ITEM 2. IDENTITY AND BACKGROUND

This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the "Reporting Persons." Messrs. Cohen and DeMont (the "Managers") are the managers of Midwood Capital Management LLC ("Capital"), which is the sole general partner of each of Midwood Capital Partners, L.P. ("LP") and Midwood Capital Partners QP, L.P. ("QP" and together with LP, the "Funds"). By virtue of their positions, each of the Managers has the power to vote and dispose of the shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)  (a)  David E. Cohen

     (b)  One Washington Mall, 8th Floor, Boston, MA 02108

     (c)  Mr. Cohen is a manager of Capital.

     (d)  No

     (e)  No

     (f)  United States

(2)  (a)  Ross D. DeMont

     (b)  One Washington Mall, 8th Floor, Boston, MA 02108

     (c)  Mr. DeMont is a manager of Capital.

     (d)  No

     (e)  No

     (f)  United States

(3)  (a)  Midwood Capital Management LLC, a Delaware limited liability company

     (b)  One Washington Mall, 8th Floor, Boston, MA 02108

     (c) Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds.

CUSIP No. 279765101                                                 Page 8 of 15


     (d)  No

     (e)  No

(4)  (a)  Midwood Capital Partners, L.P., a Delaware limited partnership

     (b) c/o Midwood Capital Management LLC, One Washington Mall, 8th Floor, Boston, MA 02108

     (c) LP is a private investment fund engaged in the business of investing in securities.

     (d)  No

     (e)  No

(5)  (a)  Midwood Capital Partners QP, L.P., a Delaware limited partnership

     (b) c/o Midwood Capital Management LLC, One Washington Mall, 8th Floor, Boston, MA 02108

     (c) QP is a private investment fund engaged in the business of investing in securities.

     (d)  No

     (e)  No

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired beneficial ownership of an aggregate of 1,377,290 shares of Common Stock for a total of $3,258,665.16 using cash from the Funds. The shares of such Common Stock held by LP and QP are held in margin accounts which from time to time may incur debit balances. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have engaged in the past, and may wish to continue to engage in the future, in a constructive dialogue with management of the Issuer ("Management"), as well as with other stockholders of the Issuer and the Issuer's Board of Directors (the "Board of Directors"), regarding the Issuer's business operations and new strategies to create and maximize value for the Issuer's stockholders. The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying

CUSIP No. 279765101                                                 Page 9 of 15


or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer's business include the following: (i) the Issuer's business and prospects; (ii) the business strategy and actions of Management and the Board of Directors to enhance the Issuer's value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (v) general economic conditions; (vi) stock market and money market conditions;
(vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) In the aggregate, the Reporting Persons beneficially own 1,377,290 shares of the Common Stock of the Issuer, representing approximately 5.5% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 676,912 shares of the Common Stock, representing approximately 2.7% of the class, (ii) QP beneficially owns 700,378 shares of the Common Stock, representing approximately 2.8% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 1,377,290 shares of the Common Stock of the Issuer representing approximately 5.5% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 24,982,564 shares of the Common Stock of the Issuer outstanding as of November 14, 2005, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No. 279765101                                                Page 10 of 15


(b) By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D.

(c) The following transactions in the Common Stock were conducted by Reporting Persons from November 12, 2005 (60 days prior to the event which requires the filing of this statement) to the date hereof:

                                                    NO. OF SHARES    PURCHASE/(SALE)
PERSON                                  DATE      PURCHASED/(SOLD)   PRICE PER SHARE
------                               ----------   ----------------   ---------------
Midwood Capital Partners, L.P.       11/17/2005         9,280             $1.56
                                     11/30/2005        14,900             $1.82
                                     11/30/2005           400             $1.79
                                     12/01/2005        73,600             $2.01
                                     12/06/2005         4,770             $1.86
                                     12/07/2005        12,310             $1.95
                                     12/08/2005        16,336             $1.96
                                     12/09/2005        10,258             $1.87
                                     12/30/2005         2,774             $1.69
                                     01/04/2006         1,241             $1.75
                                     01/05/2006         1,617             $1.72
                                     01/06/2006         9,846             $1.74
                                     01/10/2006         6,792             $1.67
                                     01/11/2006        74,902             $1.85
                                     01/12/2006        36,861             $2.00

Midwood Capital Partners QP, L.P.    11/14/2005           140             $1.65
                                     11/17/2005        10,720             $1.56
                                     12/05/2005           160             $1.94
                                     12/06/2005         4,530             $1.86
                                     12/07/2005        11,690             $1.95
                                     12/08/2005        15,514             $1.96
                                     12/09/2005         9,742             $1.87
                                     12/20/2005           616             $1.75
                                     12/28/2005        24,000             $1.82
                                     12/29/2005        24,000             $1.81
                                     12/30/2005         2,410             $1.69
                                     01/05/2006           583             $1.72
                                     01/06/2006        10,483             $1.74
                                     01/10/2006         7,027             $1.67
                                     01/11/2006        77,498             $1.85
                                     01/12/2006        38,139             $2.00

CUSIP No. 279765101                                                Page 11 of 15


Each of the above listed transactions was conducted in the ordinary course of business via ordinary brokerage transactions on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.

(d) N/A

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for matters described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. dated January 17, 2006.

CUSIP No. 279765101                                                Page 12 of 15


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DATE: January 17, 2006

                                        MIDWOOD CAPITAL PARTNERS, L.P.

                                        By: Midwood Capital Management LLC
                                            General Partner


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager


                                        MIDWOOD CAPITAL PARTNERS QP, L.P.

                                        By: Midwood Capital Management LLC
                                            General Partner


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager


                                        MIDWOOD CAPITAL MANAGEMENT LLC


                                        By: /s/ David E. Cohen
                                            -----------------------------------
                                            David E. Cohen
                                            Manager

CUSIP No. 279765101                                                Page 13 of 15


                                        DAVID E. COHEN


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen


                                        ROSS D. DEMONT


                                        By: /s/ Ross D. DeMont
                                            ------------------------------------
                                            Ross D. DeMont

CUSIP No. 279765101                                                Page 14 of 15


                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of January 17, 2006, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Edgar Online, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

                                        MIDWOOD CAPITAL PARTNERS, L.P.

                                        By: Midwood Capital Management LLC
                                            General Partner


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager


                                        MIDWOOD CAPITAL PARTNERS QP, L.P.

                                        By: Midwood Capital Management LLC
                                            General Partner


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager


                                        MIDWOOD CAPITAL MANAGEMENT LLC


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager

CUSIP No. 279765101                                                Page 15 of 15


                                        DAVID E. COHEN


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen


                                        ROSS D. DEMONT


                                        By: /s/ Ross D. DeMont
                                            ------------------------------------
                                            Ross D. DeMont